Exhibit 99.1

BIT Mining Attempts to Rebrand as SOLAI to Reflect Strategic Shift Toward the Solana Ecosystem

AKRON, Ohio, Aug 20, 2025 – BIT Mining Limited (NYSE: BTCM) (the “Company”), a leading technology-driven cryptocurrency company, today announced that it seeks to rebrand to SOLAI (NYSE: SLAI), a name that reflects the Company’s strategic transformation and commitment to building an on-chain intelligent financial infrastructure. The new brand identity underscores the Company’s evolution from a pure-play cryptocurrency miner into a broader digital assets company focused on next-generation blockchain infrastructure, decentralized finance, and smart contract innovation.

SOLAI—merging SOL (derived from the Latin for 'sun') with SOLANA's vision, empowered by AI—symbolizes our dual focus on high-performance blockchain systems and visionary innovation, embodying technological hope and sustainable scientific advancement.

“Becoming SOLAI marks the next chapter in our journey to providing the best value for our shareholders,” commented Bo Yu, the Chairman and Chief Operating Officer of the Company. “We will establish a global financial infrastructure powered by AI, driven by transparency, and optimized for capital efficiency. Beginning with the SOLANA ecosystem, our strategic foundation will seamlessly expand to other blockchain platforms, bridging innovation with real-world financial ecosystems.”

Since announcing its evolution beyond mining, the Company has steadily expanded its footprint in the Solana ecosystem. The Company recently launched a validator node on Solana and began staking the SOL it purchased as part of a broader $300 million ecosystem strategy. The rebrand builds on this momentum and signals the Company’s ambition to be a long-term contributor to the growth, decentralization, and resilience of the blockchain network.

The Company’s board of directors (the "Board") resolved to (i) change the Company's English name to "SOLAI Limited" (the "English Name Change"), subject to shareholders’ approval to be obtained at an extraordinary general meeting of shareholders (the "EGM"), and (ii) change the ticker symbol to "SLAI."

The EGM will be held at 428 South Seiberling Street, Akron, Ohio, US, on October 9, 2025 at 10:00 a.m., New York time.

Holders of record of the Company's ordinary shares and Class A preference shares at the close of business on August 25, 2025, New York time (the "Record Date") are entitled to receive notice of, and to attend and vote at, the EGM or any adjournment thereof. Holders of the Company's American Depositary Shares ("ADSs") who wish to exercise their voting rights for the underlying ordinary shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company's ADS program.

Notice of the EGM, which sets forth the resolutions to be submitted for shareholder approval at the EGM will be made available on the Investor Relations section of the Company's website at https://ir.btcm.group/ on or around the Record Date. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2025. Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.btcm.group and on the SEC’s website at www.sec.gov, or by contacting BIT Mining Limited at 428 South Seiberling Street, Akron, Ohio, US, attention: Victor He, telephone: +1 (330) 676-2680, email: ir@btcm.group.

About the Company

The Company is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, and SOL treasury and staking operations. By leveraging its blockchain and data infrastructure expertise, the Company aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. In addition, statements that are not historical facts, including statements about the Company's future business plan, such as its plan to expand into the Solana ecosystem, and the intended benefits of such plan, are or contain forward-looking statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Media Contact

bitmining@mgroupsc.com